Exhibit 99.1

Regulatory Announcement

Kofax Limited

Annual Financial Report

Irvine, CA, October 10, 2014 – Kofax® Limited (NASDAQ and LSE: KFX), a leading provider of smart process applications for the business critical First Mile™ of customer interactions, today announced that the following documents have today been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM.

•	Annual Report and Accounts for the year ended June 30, 2014

•	Notice of Annual General Meeting

•	Form of Proxy

•	Form of Instruction

The documents referred to above were posted to shareholders today.

Kofax’s Annual General Meeting will be held at the offices of Dechert LLP located at 160 Queen Victoria Street, London, EC4V 4QQ on November 10, 2014 at 10:00 a.m. UK time.

For further information, please contact:

Media Contact: Laura Brandlin Director, Corporate Communications +1 (949) 783-1545 Laura.Brandlin@kofax.com	Investor Contacts: MKR Group Inc. Todd Kehrli +1 (323) 468-2300 kfx@mkr-group.com FTI Consulting Chris Lane +44 (0) 20 7831 3113 kofax@fticonsulting.com

About Kofax Limited

Kofax® Limited (NASDAQ and LSE: KFX) a leading provider of smart process applications for the business critical First Mile™ of customer interactions. These begin with an organization’s systems of engagement, which generate real time, information intensive communications from customers, and provide an essential connection to their systems of record, which are typically large scale, rigid enterprise applications and repositories not easily adapted to more contemporary technology. Success in the First Mile can dramatically improve an organization’s customer experience and greatly reduce operating costs, thus driving increased competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in banking, insurance, government, healthcare, business process outsourcing and other markets. Kofax delivers these through its own sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific.

Kofax is a registered trademark and First Mile is a trademark of Kofax Limited.

###

Kofax Limited- Regulatory Announcement	Page 1 of 2